Exhibit 21.1

Subsidiaries of the Registrant

The following are the subsidiaries of ACI Global Corporation:

1.	Hosinbrook Company SA, a British Virgin Islands company (100% of the Shares are owned by the Registrant).

2.	ACI Corporation Ltd., a United Kingdom limited liability company (100% of the issued Share Warrant for one Share is held in favour of Hosinbrook Company SA).

3.	ACI Corporation AG, a German limited liability company (100% of the Shares are owned by Hosinbrook Company SA).

4.	ACI Technologies Ltd., a Hong Kong limited liability company (100% of the Shares are owned by Hosinbrook Company SA).

5.	Green Machine Investments Ltd., a United Kingdom limited liability company (100% of the Shares are owned by the Registrant).